SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 15 May 2013

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: News Release – TRQ 2013 AGM Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 15 May 2013	By:	/s/ Dustin Isaacs
DUSTIN S. ISAACS
General Counsel &
Corporate Secretary

May 15, 2013

Press release

Turquoise Hill Resources announces results of voting for the election of directors

VANCOUVER, CANADA – Turquoise Hill Resources today announced that the nominees set forth in the company’s management proxy circular dated March 22, 2013 and the press release dated May 1, 2013 were elected as directors of Turquoise Hill Resources. The detailed results of the vote for the election of directors held at the Annual Meeting of shareholders, which took place on May 10, 2013 in Vancouver, are set out below.

Election of Directors

According to proxies received, each of the following 11 nominees proposed by management were elected as a director of Turquoise Hill Resources until the next annual shareholder meeting, or until such person’s successor is elected or appointed, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
Virginia Flood	841,466,708	98.7%	11,371,757	1.3%
Jill Gardiner	845,270,136	99.1%	7,568,329	0.9%
R. Peter Gillin	845,013,786	99.1%	7,824,679	0.9%
Warren Goodman	848,723,605	99.5%	4,114,860	0.5%
Isabelle Hudon	845,261,084	99.1%	7,577,381	0.9%
Jean-Sébastien Jacques	842,721,876	98.8%	10,116,589	1.2%
David Klingner	844,592,715	99.0%	8,245,750	1.0%
Charles Lenegan	850,616,821	99.7%	2,221,644	0.3%
Kay Priestly	843,232,338	98.9%	9,606,127	1.1%
Russel C. Robertson	850,730,221	99.8%	2,108,244	0.2%
Jeffrey Tygesen	846,939,007	99.3%	5,899,458	0.7%

Final results on all matters voted on at the Annual Meeting of shareholders will be filed on SEDAR.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes	Tony Shaffer
Office: +1 604 648 3920	Office: +1 604 648 3934
Email: jason.combes@turquoisehill.com	Email: tony.shaffer@turquoisehill.com

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